

March 24, 2015

Via E-mail
Tatsumi Shioya
Chief Executive Officer
TOA Optical Tech, Inc.
1-1-36, Nishiawaji,
Higashiyodogawa-ku Osaka 533-0031
Japan

> **Re: TOA Optical Tech, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed March 3, 2015**
> **File No. 333-200322**

Dear Mr. Shioya:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our February 13, 2015 letter.

Amendment No. 2 to Registration Statement on Form S-1 Filed March 3, 2015

General

1.   We note your response to prior comment 1, and reissue such comment. Notwithstanding your response, it is the staff's view that Mr. Abe may be deemed to be an underwriter selling on behalf of the issuer for the reasons described in prior comment 1. Please revise the registration statement to name Mr. Abe as an underwriter and disclose that he will resell his shares at a fixed price for the duration of the offering or further explain your position that Mr. Abe should not be deemed to be an underwriter.

Prospectus Summary, page 4

2.   We note your response to prior comment 5. Based on your response, it appears that there is no legally binding agreement between the registrant and the selling shareholders with respect to the Company's "mandate" that the selling shareholders will not be allowed to sell more than 25% of their shares in a one month period of time for duration of ten months. We also note your disclosure that a shareholder may be subject to litigation or penalty if he does not abide. Please revise to clarify how this restriction constitutes a "mandate," and how it would be legally binding on a shareholder. Please include clarification regarding how a shareholder may be subject to litigation or penalty. If a selling shareholder is not legally bound by such company restriction, please revise to disclose such information.

Description of Business, page 16

Process of Ordering, Delivery and Payment, page 17

3.   We note your response to prior comment 7, and your new statement on page 16 that you have no agreements regarding the described transactions, and that the terms and conditions described below are based on current assumptions and expectations. Please add a similar statement on page 17 with respect to the charts "Breakdown of Potential Revenue" and "Target of Revenues and Profit.

Financial Statements

4.   Please update your financial statements, and related financial information throughout your filing, to include the information for your most recent quarter. Refer to Rule 8-08 of Regulation S-X.

Closing Comments

        Please contact Paul Monsour, Staff Attorney, at (202) 551-3360, or, in his absence, Laura Nicholson, Senior Counsel, at (202) 551-3584, with any questions.

                                        Sincerely,

                                        /s/H. Roger Schwall

                                        H. Roger Schwall
                                        Assistant Director

cc: Mr. Adam S. Tracy